Exhibit 23
Consent of Independent Registered Public Accounting Firm
Plan Administrator
Green Bankshares, Inc. 401(k) Profit Sharing Plan:
We consent to the incorporation by reference in the Registration Statement (No. 333-117791) on Form S-8 of Green Bankshares, Inc. of our report dated June 4, 2008, with respect to the statements of net assets available for benefits of Green Bankshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2007 and 2006, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of Green Bankshares, Inc. 401(k) Profit Sharing Plan
/s/ Dixon Hughes PLLC
Asheville, North Carolina
June 10, 2008